Exhibit 99.1

News release via Canada NewsWire, Vancouver 604-669-7764

    Attention Business Editors:
    CHC Board of Directors appoints Mark Dobbin as Chairman

    VANCOUVER, Oct. 9 /CNW/ - The Board of Directors of CHC Helicopter
Corporation (the "Company") (TSX: FLY.A and FLY.B; NYSE: FLI) wishes to express its sympathies and condolences to the family and friends of Craig L.
Dobbin, O.C. following his death Saturday, October 7, 2006. The Board noted
the many great contributions of Mr. Dobbin in building the Company. He will be greatly missed by his fellow Board Members and by all employees of the
Company.
    The Company today announced that, following the death of Craig L. Dobbin,
O.C., the Executive Chairman of the Company, on October 7, 2006, the Board of
Directors has appointed Mark D. Dobbin as the Chairman of the Company. Mark
Dobbin served as a director of the Company from 1994 to 1998 and from 2001 to
2003, and was re-elected to the Board and appointed Deputy Chairman
September 28, 2006. He was employed with the Company for 17 years and held increasingly responsible positions with the Company culminating in serving as
Senior Vice President, a position he held until 1998.
    As Chairman, Mark D. Dobbin will work closely with the continuing executive team, led by the President and Chief Executive Officer, Sylvain
Allard.
    The Company has been advised that Craig L. Dobbin directly or indirectly controlled shares of the Company (the "Dobbin Shares")representing approximately 61.7% of the voting rights attached to all outstanding shares of the Company. The Company has also been advised that upon the death of Craig L.
Dobbin, voting control of the Dobbin Shares is now held by the estate of Craig
L. Dobbin (the "CLD Estate").
    The Company has been further advised that the sole executor of the CLD
Estate is Mark D. Dobbin and that Mark D. Dobbin has sole voting power over all of the Dobbin Shares. The Company has also been advised that Mark D.
Dobbin is a citizen of both Canada and the Republic of Ireland and that the
Dobbin Shares are held for the benefit of the children of Craig L. Dobbin who are all citizens of Canada and the Republic of Ireland.
    A substantial portion of the Company's revenue (approximately 49% for the year ended April 30, 2006) originated from helicopter flying services from the
Company's European based operations (the UK, Norway, Denmark, the Netherlands and Ireland) which are each licensed by the applicable European aviation regulator to provide such services. Under applicable European law, an operator must be "effectively controlled" and "majority owned" by nationals of member states of the European Union (or the European Economic Area) to maintain its operating licence. The licences held by the Company's European operating subsidiaries have been maintained in part by Craig L. Dobbin's ownership of shares of the Company as Mr. Dobbin was a citizen of both Canada and the
Republic of Ireland, a member state of the European Union, which resulted in the determination by certain European aviation authorities that the Company and its subsidiaries were effectively controlled and majority owned by
European nationals. Since Mark D. Dobbin as the executor of the CLD Estate has sole voting authority over the Dobbin Shares and the Dobbin Shares are held for the benefit of European nationals, the Company believes that the ability of its subsidiaries to maintain the necessary European operating licences is unaffected by the death of Craig L. Dobbin.
    The holders of the Company's Class A Subordinate Voting Shares are
entitled to one vote per share and the holders of the Company's Class B
Multiple Voting Shares are entitled to 10 votes per share. Holders of the
Company's Class A Subordinate Voting Shares are provided with certain rights in the event a take-over bid is made for the Company's Class B Multiple Voting
Shares and in respect of certain transfers of Class B Multiple Voting Shares or the voting shares (the "Discovery Shares") of Discovery Helicopters Inc
("Discovery"), a corporation owned by Craig L. Dobbin that owns
5,555,432 Class B Multiple Voting Shares which comprise part of the Dobbin
Shares. These rights are provided in the Company's articles of incorporation, as amended, (the "Articles") and under the terms of an agreement dated August
9, 1991, as amended, (the "Coattails Agreement") entered into among the
Company, CIBC Mellon Trust Company (as successor to National Trust Company), as trustee, Craig L. Dobbin and Discovery. The Discovery Shares are now held by the CLD Estate. Pursuant to the Articles and the Coattails Agreement, under certain circumstances, Class A Subordinate Voting Shares can be converted into
Class B Multiple Voting Shares, subject to the terms of the Articles and the
Coattails Agreement. These rights are summarized in the Information Circular of the Company dated August 30, 2006 prepared in connection with the Company's
Annual Meeting held on September 28, 2006. The Information Circular has been filed with the Canadian securities regulatory authorities and can be viewed at
www.sedar.com or at the Company's website, www.chc.ca.
    The provisions of the Articles and the Coattails Agreement expressly permit the transfer of Class B Multiple Voting Shares of the Company and of
the Discovery Shares to the CLD Estate without such transfer causing or permitting the conversion of Class A Subordinate Voting Shares into Class B
Multiple Voting Shares. The Company has been advised that Mark D. Dobbin, as executor of the CLD Estate, has executed an agreement agreeing to be bound by the terms of the Coattails Agreement. Accordingly, the Class A Subordinate
Voting Shares have not converted into Class B Multiple Voting Shares nor do holders of Class A Subordinate Voting Shares have the right to convert such shares into Class B Multiple Voting Shares as a consequence of the death of
Craig L. Dobbin. Holders of Class A Subordinate Voting Shares continue to have certain rights in connection with certain offers made for Class B Multiple
Voting Shares and certain transfers of Class B Multiple Voting Shares and
Discovery Shares held by the CLD Estate, in each case subject to the terms, conditions, exceptions and limitations set out in the Articles and in the
Coattails Agreement.

    Forward Looking Statements
    Certain statements in this press release may contain words such as
"could", "should", "expects", "may", "anticipates", "believes", "intends",
"estimates", "plans", "envisions", "seeks" and other similar language and are considered forward-looking statements or information under applicable securities legislation. These statements are based on the Company's current expectations, based on the operating environment and markets in which the
Company and its subsidiaries operate. These statements are subject to important assumptions, risks and uncertainties, which are difficult to predict and the actual outcome may be materially different. The Company has made various assumptions in the preparation of this press release, including the assumptions that the European aviation authorities will apply their licensing requirements in a manner consistent with the manner in which they have previously applied such licensing requirements in respect of the Company and its subsidiaries and that the information provided to the Company with respect to the ownership of the Dobbin Shares and the manner voting power is exercised with respect thereto is correct in all material respects. While these forward-looking statements represent the Company's best current judgment, they may involve risks and uncertainties including, but not limited to, risk factors detailed in the Annual Report on Form 20-F (including risks relating to the fact that the Company's overall operations are highly dependent upon the Company's operations in the North Sea and that if the Company is unable to maintain its government-issued licences in one or more countries, the Company will be unable to conduct operations in those countries) and in other filings of the Company with the United States Securities and Exchange Commission and
in the Company's Annual Information Form filed with Canadian securities regulatory authorities. Should one or more of these risks or uncertainties materialize, or should underlying factors or assumptions prove incorrect, actual outcomes may vary materially from those indicated. The Company disclaims any intentions or obligations to update or revise any forward-looking information, whether as a result of new information or otherwise, except in accordance with applicable securities laws.

    %SEDAR: 00002218E          %CIK: 0000903124

    /For further information: Rick Davis, Senior Vice-President And Chief
Financial Officer, (604) 279-2471 or (778) 999-0314; Chris Flanagan, Director
of Communications, (604) 279-2493 or (778) 999-3175/
    (FLY.A. FLY.B. FLI)

CO:  CHC Helicopter Corporation

CNW 18:00e 09-OCT-06